SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                      Brown & Sharpe Manufacturing Company
                                (Name of Issuer)

                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   115223 10 9
                                 (CUSIP Number)

Seth H. Hoogasian, Esq.                           Thermo Electron Corporation
General Counsel                                       81 Wyman Street
(781) 622-1000                                    Waltham, MA  02254-9046

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 15, 1998
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
                         NAME OF REPORTING PERSON
           1             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Thermo Electron Corporation
                         IRS No. 04-2209186

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           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [    ]
                                                                    (b) [ x ]
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           3             SEC USE ONLY



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           4             SOURCE OF FUNDS*

                         WC
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           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                         REQUIRED PURSUANT TO ITEMS 2(d) or
                         2(e)        [    ]


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           6             CITIZENSHIP OR PLACE OF ORGANIZATION

                         State of Delaware
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                           7   SOLE VOTING POWER
       NUMBER OF               534,200

         SHARES
      BENEFICIALLY

        OWNED BY

          EACH

        REPORTING

       PERSON WITH
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                           8   SHARED VOTING POWER

                               0
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                           9   SOLE DISPOSITIVE POWER
                               534,200


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                          10   SHARED VOTING POWER
                               0
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           11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                         REPORTING PERSON
                         534,200

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           12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES*                  [   ]
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           13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                         4.1%

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           14            TYPE OF REPORTING PERSON *

                         CO


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

         Thermo Electron Corporation (the "Reporting Person") hereby amends its statement on Schedule 13D relating to the shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Brown & Sharpe Manufacturing Company (the "Issuer"), as set forth below.

Item 2. Identity and Background.

         The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

         This Amendment is being filed by the Reporting Person to reflect its present ownership of less than five percent of the outstanding Shares. Accordingly, unless and until the Reporting Person's ownership increases to more than five percent of the Common Stock of the Issuer, the Reporting Person is no longer subject to the reporting requirements of Schedule 13D with respect to its ownership of the Shares.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) The Reporting Person beneficially owns 534,200 Shares, or approximately 4.1% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own no Shares.

         (b) The Reporting Person has the sole power to vote and dispose of the Shares.

     (c) The Reporting Person has effected the following purchases and sales on the open market with respect to the Shares during the past 60 days.

Date          Shares Sold     Price Per Share     Transfer Type

4/22/98        10,000         $12.625             Open Market Purchase
4/22/98         9,500          12.688             Open Market Purchase
4/23/98           700          12.375             Open Market Purchase
4/24/98         3,900          12.375             Open Market Purchase
4/27/98        50,800          12                 Open Market Purchase
4/27/98        18,200          12.125             Open Market Purchase
4/28/98         5,800          13.625             Open Market Purchase
4/29/98        74,200          13.625             Open Market Purchase
4/29/98        10,500          13.50              Open Market Purchase
6/05/98        22,000          12.625             Open Market Sale
6/05/98         3,000          12.6875            Open Market Sale
6/05/98        31,000          12.875             Open Market Sale
6/05/98           100          13                 Open Market Sale
6/05/98        20,000          12.50              Open Market Sale
6/08/98         7,500          13                 Open Market Sale
6/09/98        33,000          12.50              Open Market Sale
6/09/98         5,000          12.625             Open Market Sale
6/15/98        70,000          12                 Open Market Sale
6/16/98         3,500          12                 Open Market Sale
6/16/98        14,500          12.125             Open Market Sale

         (d)      Not applicable.

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Shares on June 15, 1998.

Signature

         After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: June 15, 1998                          THERMO ELECTRON CORPORATION


                                             By:/s/ Melissa F. Riordan
                                             Melissa F. Riordan
                                             Treasurer

                                   APPENDIX A

         The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046.

John M. Albertine:                                Director, Thermo Electron

         Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                                    Director, Thermo Electron

     Mr. Crisp was, until September 1997, a General Partner of Venrock Associates, a venture capital investment firm. His address is 103 Horseshoe Road, Mill Neck, New York 11765-1005.

Elias P. Gyftopoulos:                             Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                                    Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 N.W. Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                                 Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Frank E. Morris:                                  Director, Thermo Electron

     Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.

Donald E. Noble:                                  Director, Thermo Electron

         For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                                Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                                 Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in advisory services and private investments, including real estate. Her business address is 505 Park Avenue, Suite 1100, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                                 Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                              Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is P.O. Box 8186, Longboat Key, Florida 34228.

George N. Hatsopoulos:                            Director, Chairman of the
                                                  Board and Chief Executive
                                                  Officer, Thermo Electron

John N. Hatsopoulos:                              Director, President and Chief
                                                  Financial Officer,
                                                  Thermo Electron

Peter G. Pantazelos:                              Executive Vice President,
                                                  Corporate Development,
                                                  Thermo Electron

Arvin H. Smith:                                   Executive Vice President,
                                                  Thermo Electron

William A. Rainville:                             Senior Vice President,
                                                  Thermo Electron

John W. Wood, Jr.:                                Senior Vice President,
                                                  Thermo Electron

Earl R. Lewis:                                    Senior Vice President,
                                                  Thermo Electron

Anne Pol:                                         Senior Vice President,
                                                  Thermo Electron

Paul F. Kelleher:                                 Senior Vice President, Finance
                                                  & Administration and Chief
                                                  Accounting Officer,
                                                  Thermo Electron